SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 20, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Vivendi Environnement Logo



                                  PRESS RELEASE


        VIVENDI ENVIRONNEMENT ANNOUNCES THE SUCCESSFUL SALE OF SHARES OF
                       PHILADELPHIA SUBURBAN CORPORATION


Paris, September 20th, 2002 - Vivendi Environnement (Paris Euronext: VIE ; NYSE:
VE) announced today the pricing of a secondary offering of 8,595,875 shares of common stock of Philadelphia Suburban Corporation (NYSE: PSC) at $18.25 per share. Most of the PSC shares are held by Vivendi Environnement's water division, Vivendi Water.

Vivendi Water has also offered the underwriters an option to purchase up to 1,289,381 additional PSC shares to cover over-allotments for a period of 30 days from the date of pricing. In addition, Philadelphia Suburban Corporation has agreed to repurchase, at the price of the offering, 2,500,000 PSC shares held by Vivendi Water after the closing of the secondary offering, less any shares purchased by the underwriters pursuant to the exercise of their 30-day over-allotment option. The overall transaction which represented about 17% of PSC shares is valued at approximately $200 million. Vivendi Environnement and Vivendi Water will no longer hold any shares of Philadelphia Suburban Corporation after the completion of these transactions.

These transactions further Vivendi Environnement's announced strategy to divest non-core assets and focus on its water-wastewater equipment and services businesses and consumer and commercial businesses. Furthermore, this sale is consistent with previous disposals of minority positions made by Vivendi Environnement . Upon completion of this transaction and after the closing of the two other divestitures recently announced by U.S. Filter Corporation, a subsidiary of Vivendi Water, the total year-to-date proceeds from the divestiture of non-core assets by Vivendi Environnement will exceed (euro)1.3 billion.

The managers of the underwriting syndicate for the offering are Deutsche Bank Securities and UBS Warburg. For copies of the prospectus for these securities please contact Deutsche Bank Securities, 1 South Street, Baltimore, MD 21202,
(410) 895-2080 or UBS Warburg, 299 Park Avenue, New York, NY 10171, (212) 821-3000.


Vivendi Environnement is the world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of ndustrial and municipal customers in four complementary segments: water, waste, energy and passenger transportation. Vivendi Environnement recorded revenue of (euro)29.1 billion in 2001.


This announcement shall not constitute an offer to sell or a solicitation of an offer to buy any common stock, which is being made only pursuant to the prospectus relating to the offering, copies of which may be obtained from the underwriters.

Important Disclaimer : Vivendi Environnement is a corporation listed at the NYSE and Paris Euronext. This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that acquired operations will not be integrated successfully; that the synergies expected to be created as a result of acquisitions will not materialize; that Vivendi Environnement will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Environnement will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Environnement's revenue and/or income; that Vivendi Environnement will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Environnement will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate, expand or divest its businesses; as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Environnement.

  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 20, 2002

                                         VIVENDI ENVIRONNEMENT


                                         By:  /s/ Jerome Contamine
                                              ----------------------------------
                                              Name: Jerome Contamine
                                              Title:   Chief Financial Officer